Mail Stop 4561
      June 15, 2005


VIA U.S. MAIL AND FAX (864) 239-5824

Mr. Stephen Waters
Vice President
National Corporation for Housing Partnerships
55 Beattie Place, PO Box 1089
Greenville, SC 29602

Re:	National Tax Credit Investors II
	Form 10-KSB/A for the Year Ended December 31, 2004
	File No. 0-20610

Dear Mr. Waters:

      We have reviewed your June 9, 2005 response letter and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 1 - Summary of Partnership Organization and Significant
Accounting Policies

Recent Accounting Pronouncements

1.	We have reviewed your response to comment 2 in our letter
dated
May 25, 2005.  Please address the following additional items:

* Tell us the name of the general partner of the local limited partnerships and if they are currently consolidating the variable interest entities.

* Please provide us with a representative excerpt from the local limited partnerships agreements that discuss the fact that the general partner is prohibited from selling, assigning, transferring, mortgaging, pledging or otherwise encumbering or disposing of its interests and identifies the parties with the related consent rights.

2.	In your response you list a number of indicators that you
believe make the general partner the principal and the limited partner the agent. A number of the indicators related to the general partner appear to be the role of a management company. In addition, under the terms of the partnership agreement, the general partner is prohibited from selling, transferring or encumbering its interest in the partnership without the approval of the limited partner. This also appears to indicate that the general partner is the agent. Tell us how you addressed the above factors in determining which party was the principal and agent and also discuss any kick-out rights that the limited partner possesses.

      You may contact Matthew Dowling, Staff Accountant, at (202)
551-3467 or me at (202) 551-3403 if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,


Steven Jacobs
						Accounting Branch Chief




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Mr. Stephen Waters
National Tax Credit Investors II
June 15, 2005
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